January 30, 2008

MAIL STOP 3561

William Raike, President
Raike Real Estate Management Inc., Manager
WFG Real Estate Income Fund, LLC
117 Towne Lake Parkway, Ste. 214
Woodstock, GA 30188

Re: Raike Real Estate Income Fund, LLC
**   Amendment 7 to the Offering Statement on**
**   Form 1-A**
**   Filed January 18, 2008**
**   File No. 24-10163**

Dear Mr. Raike:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I - Notification
Significant Parties

1. We reissue comment one from our letter dated December 17, 2007. Please list the business and residential addresses for each person listed in this section.

Offering Circular
Cover Page

2. Please clearly refer to Woodstock Financial Group Inc. throughout the offering circular as an underwriter. Also, if other underwriters will be utilized in the offering, clearly identify them.

Conflicts of Interest, page 16

3. We reissue comment four from our letter dated December 17, 2007. We continue to note the reference to equity interest on page 17. Please clarify such interest in light of our prior comment relating to the Investment Company Act of 1940. Please revise any similar references throughout the offering circular. This includes references to equity in the discussion of the business of the fund. These references to equity are inconsistent with the statement that the Fund will not invest in stocks, bonds or other types of liquid investments.

Business of the Fund, page 19

4. We reissue comment five from our letter dated December 17, 2007. We note the disclosure on page 21 that "the business plan calls for the Fund to make its initial investments in 2007 with the expectation that returns to the Fund would be generated commencing 12 to 18 months after the initial investment date." Since you have not identified any properties, it is not clear how you are able to disclose the expectation of returns. Please clarify. We direct your attention to Item 10(d) of Regulation S-B for the Commission's policy on projections.

5. We reissue comment six from our letter dated December 17, 2007. Please provide additional disclosure regarding the "goals" and "investment strategy" in the discussion of your business. As indicated previously, without specific investment criteria, specific types of investment or specific investment strategies, the issuer would be considered a blank check company and Regulation A would not be available.

6. Please explain the statement that "the Fund expects the proceeds from the offering to satisfy its cash requirements" in light of the fact that the offering is being conducted as a best-efforts no-minimum offering. We may have further comment.

7. We reissue comment seven from our letter dated December 17, 2007. Please provide a detailed plan of operations as requested by Item 6(a)(3)(i) of Model B of Form 1-A. Please revise to clarify how you will conduct your business based on the level of proceeds you receive.

8. As requested in comment eight from our letter dated December 17, 2007, please clarify the prior reference to "general research" conducted by Mr. Raike into local markets and prospective investment opportunities.

9. We reissue comment nine from our letter dated December 17, 2007. The statement that Mr. Raike's research has led him to conclude that "the Fund could negotiate and obtain interests in real estate Projects providing attractive returns" is speculative given the lack of any specific investments and the lack of operations. Please remove. Your supplemental response indicates that the disclosure has been removed. The disclosure continues to appear on page 21 of the most recent amendment.

10. You indicate that the Fund will invest in "undervalued and/or distressed properties." Please provide clear disclosure of the potential risks to the company and/or investors relating to undervalued and/or distressed properties. Add appropriate risk factor disclosure. Also, in light of the current real estate market, add risk factor disclosure as appropriate.

11. We note that you have included the Raike Real Estate Income Fund LLC Operating Plan in the most recent Form 1-A. Please explain the inclusion of this plan. Was this information being provided supplementally or as an exhibit? Will this information be provided to investors? We note that the disclosure in this plan is more specific than that included in the offering circular. Please explain. We may have further comment.

Plan of Distribution, page 38

12. As requested in comment ten from our letter dated December 17, 2007, provide the disclosure required by Item 4 of Model B regarding the underwriters.

13. Reconcile the disclosure that the units will be offered through sales agents who are members of FINRA, including Woodstock Financial Group Inc. on page 40 with the statement on page 41 that Raike "will conduct its offering directly without the involvement of Woodstock Financial Group Inc. or any other FINRA registered broker dealer."

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Geoffrey Chalmers
    Fax (617) 227-3709